UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

  Columbia Property Trust, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares of Beneficial Interest, per value $0.01 per share
(Title of Class of Securities)

198287 203
(CUSIP Number of Class of Securities)

E. Nelson Mills
President and Chief Executive Officer
Columbia Property Trust, Inc.
One Glenlake Parkway, Suite 1200
Atlanta, Georgia 30328
(404)465-2200

Copies to:

Gilbert G. Menna, Esq.		Robert H. Bergdolt, Esq.
Goodwin Proctor LLP		DLA Piper LLP (US)
The New York Times Building		4141 Parklake Avenue, Suite 300
620 Eighth Avenue		Raleigh, North Carolina 27612-2350
New York, New York 10018		(919) 786-2000
(202) 813-8800

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration Number: N/A	Date Filed: N/A
☑	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-l.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached as Exhibit 99.1 to this filing is a list of questions and answers pertaining to certain actions of Columbia Property Trust, Inc. (the “Company”), including the previously announced issuer tender offer, which the Company posted on its website on October 9, 2013.

Exhibit Number	Description
99.1	Frequently Asked Questions, posted on the Company's website on October 9, 2013